UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64838/July 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14405

In the Matter of	:	
	:	
DELCOTT COMMODITY PARTNERS,	:	ORDER MAKING
DELTA-OMEGA TECHNOLOGIES, INC.,	:	FINDINGS AND REVOKING
DEVLIEG-BULLARD, INC.,	:	REGISTRATIONS BY
DIGITAL RECORDING CORP.,	:	DEFAULT AS TO FIVE
DIVERSIFIED REALTY, INC.,	:	RESPONDENTS
DOUBLE RIVER OIL & GAS CO., and	:	
DRYPERS CORP.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on May 31, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP by June 8, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due June 21, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer, and the time for filing has expired.[1]

Delta-Omega Technologies, Inc., Devlieg-Bullard, Inc., Digital Recording Corp., Double River Oil & Gas Co., and Drypers Corp. (collectively, Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Delta-Omega Technologies, Inc. (CIK No. 846978), is a Colorado corporation located in Broussard, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2001, which reported a net loss of over $123,000 for the prior three months. On March 2, 2006, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Louisiana, and the case was terminated on March 6, 2007.

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[1] The Proceeding has ended as to Respondents Delcott Commodity Partners and Diversified Realty, Inc. See Delcott Commodity Partners, Exchange Act Release Nos. 64640 (June 10, 2011) and 64830 (July 7, 2011), respectively.

DeVlieg-Bullard, Inc. (CIK No. 858710), is a void Delaware corporation located in Rockford, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 1999, which reported a net loss of over $8.8 million for the prior nine months. On July 15, 1999, The company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Ohio, and the case was terminated on January 20, 2010.

Digital Recording Corp. (CIK No. 318439) is a forfeited Delaware corporation located in Levelland, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $24,000 for the prior nine months.

Double River Oil & Gas Co. (CIK No. 351400) is a forfeited Texas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of $29,000 for the prior nine months.

Drypers Corp. (CIK No. 894232) is a dissolved Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $36.8 million for the prior nine months. On October, 10, 2000, The company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas, and the case was terminated on December 23, 2004.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Delta-Omega Technologies, Inc., Devlieg-Bullard, Inc., Digital Recording Corp., Double River Oil & Gas Co., and Drypers Corp. are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge